FILED PURSUANT TO RULE 424(B)(3)

File No. 333-186210

HEMISPHERE MEDIA GROUP, INC.

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED MARCH 25, 2013

THE DATE OF THIS SUPPLEMENT IS MAY 15, 2013

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of Hemisphere Media Group, Inc. (the “Company”), dated March 25, 2013 (the “Prospectus”).  This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus.  Any statement in the Prospectus, that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 1. Except to the extent that the information in this Supplement No. 1 modifies or supersedes the information contained in the Prospectus, this Supplement No. 1 should be read, and will be delivered, with the Prospectus.

The purpose of this Supplement No. 1 is to update and supplement the information in the Prospectus, as previously supplemented, with the information contained in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 15, 2013, and which is attached hereto.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 15, 2013

HEMISPHERE MEDIA GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of Incorporation)	001-35886 (Commission File Number)	80-0885255 (I.R.S. Employer Identification Number)

2000 Ponce de Leon Boulevard
Suite 500
Coral Gables, FL 33134
           (Address of principal executive offices) (Zip Code)

(305) 421-6364 (Registrant’s telephone number, including area code)
Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events

As previously disclosed, on April 4, 2013, Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), completed the series of mergers contemplated pursuant to the Agreement and Plan of Merger, dated as of January 22, 2013, by and among the Company, Hemisphere Merger Sub I, LLC, a Delaware limited liability company (“WAPA Merger Sub”), Hemisphere Merger Sub II, Inc., a Delaware corporation (“Azteca Merger Sub”), Hemisphere Merger Sub III, Inc., a Delaware corporation (“Cine Merger Sub”), Azteca Acquisition Corporation, a Delaware corporation (“Azteca”), InterMedia Español Holdings, LLC, a Delaware limited liability corporation (“WAPA”) and Cine Latino, Inc., a Delaware corporation (“Cinelatino”) (the “Merger Agreement”), providing for the merger of Azteca Merger Sub with and into Azteca, the merger of WAPA Merger Sub with and into WAPA and the merger of Cine Merger Sub with and into Cinelatino (collectively, the “Transaction”)

The Transaction was accounted for by applying the acquisition method pursuant to ASC Topic 805-10, “Business Combinations—Overall.”  As disclosed in the Company’s registration statement on Form S-4 (File No. 333-186210), WAPA was the accounting acquirer in the Transaction.

WAPA’s Financial Statements and Management’s Discussion and Analysis of Financial Condition for the Three Months Ended March 31, 2013 are included as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
99.1	InterMedia Español Holdings, LLC Financial Statements and Management’s Discussion and Analysis of Financial Condition for the Three Months Ended March 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2013
HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Craig D. Fischer
Craig D. Fischer
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	InterMedia Español Holdings, LLC Financial Statements and Management’s Discussion and Analysis of Financial Condition for the Three Months Ended March 31, 2013

EXHIBIT 99.1

InterMedia Español Holdings, LLC and Subsidiaries

InterMedia Español Holdings, LLC and Subsidiaries

Consolidated Balance Sheets
March 31, 2013 and December 31, 2012

	March 31,	December 31,
Assets	2013	2012
Current Assets
Cash	$7,214,378	$10,084,434
Accounts receivable, net of allowance for doubtful accounts
of $186,906 and $179,568, respectively	8,212,324	10,510,978
Programming rights	5,468,141	4,403,029
Deferred taxes	3,420,047	3,049,047
Prepaid expenses and other current assets	2,147,837	1,362,002
Total current assets	26,462,727	29,409,490

Programming Rights	4,071,848	2,664,100
Property and Equipment, net	26,116,746	26,861,359
Deferred Taxes	863,252	863,252
Broadcast License	41,355,700	41,355,700
Goodwill	10,982,586	10,982,586
Other Intangibles, net	1,620,000	1,677,500
Deferred Costs	1,843,261	2,043,703
	86,853,393	86,448,200
Total Assets	$113,316,120	$115,857,690

Liabilities and Member's Capital
Current Liabilities
Accounts payable	$3,864,777	$912,007
Accrued agency commissions	1,285,562	7,110,320
Accrued compensation and benefits	2,287,314	2,182,623
Other accrued expenses	1,182,209	2,749,222
Programming rights payable	4,255,481	3,207,719
Current portion of long-term debt	6,456,000	4,608,000
Total current liabilities	19,331,343	20,769,891

Programming Rights Payable	2,156,756	926,984
Long-Term Debt, net of current portion	50,556,000	52,404,000
Other Liabilities	2,139,035	2,098,886
Total Liabilities	74,183,134	76,199,761

Commitments and Contingencies

Member's Capital	39,132,986	39,657,929
Total Liabilities and Member's Capital	$113,316,120	$115,857,690

See Notes to Consolidated Financial Statements.

InterMedia Español Holdings, LLC and Subsidiaries

Consoldiated Statements of Operations
Three Months Ended March 31, 2013 and 2012

	2013	2012

Net Revenues	$13,494,894	$13,505,419

Operating Expenses:
Cost of revenues	5,855,542	6,584,094
Selling, general and administrative	3,429,245	3,280,376
Depreciation and amortization	1,010,565	901,161
Other expenses	3,292,035	-
Loss (gain) on disposition of assets	24,535	(48,500)
Total operating expenses	13,611,922	10,717,131

Operating (loss) income	(117,028)	2,788,288

Other Expenses:
Interest expense, net	(758,563)	(1,102,336)
Other expense, net	(12,500)	(12,500)
	(771,063)	(1,114,836)

(Loss) income before income taxes	(888,091)	1,673,452

Income tax benefit (expense)	363,148	(800,257)

Net (loss) income	$(524,943)	$873,195

See Notes to Consolidated Financial Statements.

InterMedia Español Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Member's Capital
Three Months Ended March 31, 2013

		Accumulated
	Member's	Other
	Capital	Comprehensive
	Account	Loss	Total

Balance as of December 31, 2012	$40,445,918	$(787,989)	$39,657,929
Net loss	(524,943)	-	(524,943)
Balance as of March 31, 2013	$39,920,975	$(787,989)	$39,132,986

See Notes to Consolidated Financial Statements.

InterMedia Español Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows
Three Months Ended March 31, 2013 and March 31, 2012

	2013	2012
Reconciliation of Net (Loss) Income to Net Cash Used In
Operating Activities:
Net (loss) income	$(524,943)	$873,195
Adjustments to reconcile net (loss) income to net cash
used in operating activities:
Depreciation and amortization	1,010,565	901,161
Program amortization	1,741,401	1,599,191
Provision for bad debts	19,500	30,000
Loss (gain) on disposition of assets	24,535	(48,500)
Amortization of deferred financing costs	200,442	220,486
Deferred tax (expense) benefit	(371,000)	286,622
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	2,279,154	2,133,426
Programming rights	(4,214,261)	(4,619,733)
Prepaid expenses and other current assets	(785,835)	(972,644)
Increase (decrease) in:
Accounts payable	2,952,770	166,685
Accrued agency commissions	(5,824,758)	(5,624,183)
Accrued compensation and benefits	104,691	218,924
Other accrued expenses	(1,567,013)	86,574
Programming rights payable	2,277,534	2,136,180
Income tax payable	-	59,916
Other liabilities	40,149	(38,234)
Net cash used in operating activities	(2,637,069)	(2,590,934)

Cash Flows From Investing Activities
Proceeds from sale of assets	-	48,500
Capital expenditures	(232,987)	(479,060)
Net cash used in investing activities	(232,987)	(430,560)

Cash Flows From Financing Activities
Repayments of long-term debt	-	(825,000)
Net cash used in financing activities	-	(825,000)

Net decrease in cash	(2,870,056)	(3,846,494)
Cash:
Beginning	10,084,434	10,182,539
Ending	$7,214,378	$6,336,045

(Continued)

See Notes to Consolidated Financial Statements.

InterMedia Español Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows
Three Months Ended March 31, 2013 and March 31, 2012

	2013	2012
Supplemental Dislcosures of Cash Flow Information
Cash payments for:
Interest	$639,347	$822,322
Income taxes	$-	$445,000

 See Notes to Consolidated Financial Statements.

InterMedia Español Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1.      Basis of Presentation

These financial statements are unaudited; however, in the opinion of management, they reflect all adjustments, consisting only of those of a normal recurring nature, necessary to state fairly the financial position, results of operations and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles (“GAAP”) applicable to interim periods. The results of operations for the interim periods presented are not necessarily indicative of results for the full year or future periods. These consolidated financial statements should be read in conjunction with the December 31, 2012 audited consolidated financial statements and notes thereto. The financial condition as of, and operating results for the three months ended March 31, 2013 are not necessarily indicative of the financial condition or results that may be expected for any future interim period or the year ending December 31, 2013

Nature of business: The accompanying consolidated financial statements include the accounts of InterMedia Español Holdings, LLC and its wholly-owned subsidiaries. For the purpose of these financial statements, “the Company” is used to refer to InterMedia Español Holdings, LLC and/or any or all of its subsidiaries. The Company conducts its business through its subsidiaries and has no operations or assets other than the investments in its subsidiaries.

The Company was organized as an infinite lived Limited Liability Company by its Parent Company, InterMedia Partners VII, L.P, as InterMedia Puerto Rico Holdings, LLC, and then its name was changed to its current name.

As of March 31, 2013 and December 31, 2012, the Company is the owner of the following corporations:

•
InterMedia Español, Inc. (“Español”)—this company was organized under the laws of the State of Delaware and is a holding company that owns 100% interest of WAPA PR (see below). Español has no operations or assets other than the investment in WAPA PR.

•
Televicentro of Puerto Rico, LLC (“Televicentro” or “WAPA PR”)—this Company was organized under the laws of the State of Delaware and is engaged in the broadcast television business, as well as in the production of news and entertainment programming in Puerto Rico.

•
WAPA America, Inc. (“WAPA America”)—this company was organized on September 2, 2004, under the laws of the state of Delaware, and is a cable television network distributed in the U.S. and programmed with Spanish language news and entertainment programs (produced and supplied, in its majority, by WAPA PR).

Use of estimates: In preparing these financial statements, management had to make estimates and assumptions that affected the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the balance sheets date, and the reported revenues and expenses for the periods then ended. Such estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances. However, actual results could differ from those estimates.

Recent accounting pronouncements: In July 2012, the Financial Accounting Standards Board (FASB) issued guidance that is intended to reduce the cost and complexity of the annual impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether a quantitative impairment test is necessary. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, but early adoption is permitted. The Company adopted this guidance effective January 1, 2013, and the adoption did not have a material effect on the Company's consolidated financial position, results of operation and cash flows.

In February 2013, the Financial Accounting Standards Board (FASB) issued guidance related to reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. These amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.

In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional details about those amounts. For public entities, the amendments are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012.  The Company adopted this guidance effective January 1, 2013, and the adoption did not have a material effect on the Company's consolidated financial position, results of operation and cash flows.  Comprehensive (loss) income for the three months ended March 31, 2013 and 2012 consisted entirely of net (loss) income.  Therefore, a separate consolidated statement of comprehensive (loss) income is not presented for the three months ended March 31, 2013 and 2012.

    Subsequent events: Management has evaluated subsequent events through May 15, 2013, the date on which the consolidated financial statements were available to be issued.

Note 2.     Property and Equipment

   Property and equipment as of March 31, 2013 and December 31, 2012, consists of the following:

	2013	2012
Land and improvements	$8,723,625	$8,723,625
Building	6,810,774	6,734,412
Equipment	21,449,052	21,105,535
Towers	5,135,825	5,117,064
	42,119,276	41,680,636
Less accumulated depreciation	(17,030,491)	(16,080,215)
	25,088,785	25,600,421
Construction and equipment installations in progress	1,027,961	1,260,938
	$26,116,746	$26,861,359

Depreciation expense was $953,065 and $843,661 for the three months ended March 31, 2013 and 2012, respectively.

InterMedia Español Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 3.      Goodwill and Intangible Assets

    Goodwill and intangible assets consist of the following as March 31, 2013 and December 31, 2012:

	2013	2012
Broadcast licenses	$41,355,700	$41,355,700
Goodwill	10,982,586	10,982,586
Other intangibles	1,620,000	1,677,500
	$53,958,286	$54,015,786

A summary of changes in the Company's goodwill and other indefinite lived intangible assets, on a net basis, for the three months ended March 31, 2013 and year ended December 31, 2012 is as follows:

	Net Balance at			Net Balance at
	December 31, 2012	Additions	Impairment	March 31, 2013
Broadcast licenses	$41,355,700	$-	$-	$41,355,700
Goodwill	10,982,586	-	-	10,982,586
Other Intangibles	700,000	-	-	700,000
Total indefinite lived intangibles	$53,038,286	$-	$-	$53,038,286

	Net Balance at			Net Balance at
	December 31, 2011	Additions	Impairment	December 31, 2012
Broadcast licenses	$41,355,700	$-	$-	$41,355,700
Goodwill	10,982,586	-	-	10,982,586
Other Intangibles	700,000	-	-	700,000
Total indefinite lived intangibles	$53,038,286	$-	$-	$53,038,286

As of March 31, 2013 and December 31, 2012, the Company has the following net amounts related to other amortizable intangible assets:

	2013	2012
Customer relationships	$920,000	$977,500
	$920,000	$977,500

The aggregate amortization expense of the Company's amortizable intangible assets for each of the three months in the period ended March 31, 2013 and 2012 was $57,500. Estimated amortization expense for 2013, 2014, 2015, and 2016 is $230,000 per year, and for 2017 is $57,500.

InterMedia Español Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 4.      Income Taxes

    For the three months ended March 31, 2013 and 2012, the Company's income tax expense and effective tax rates were as follows:

Income tax (benefit) expense	$(363,148)	$800,257
Effective income tax rate	41.4%	47.6%

    For the three months ended March 31, 2013, these estimates increased the Company's statutory Federal income tax rate of 34.0% to the effective income tax rate of 41.4% as a result of increases in taxes in Puerto Rico that will not generate offsetting U.S. tax credits.

Note 5.      Long-Term Debt

Long-term debt as of March 31, 2013 and December 31, 2012 consists of the following:

	2013	2012
Loan payable to Bank of Nova Scotia	$57,012,000	$57,012,000
Less: current portion	(6,456,000)	(4,608,000)
	$50,556,000	$52,404,000

Loan payable to Bank of Nova Scotia: On March 31, 2011, InterMedia Español, Inc. and Televicentro of Puerto Rico, LLC, collectively known in this note as “the Borrowers”, entered into a loan agreement that included a $66,000,000 term loan and a $10,000,000 revolving credit line with a maturity of March 31, 2016. The loan is guaranteed by InterMedia Español Holdings, LLC, the direct holding company of InterMedia Español, Inc. and Televicentro of Puerto Rico, LLC, and its wholly-owned subsidiaries other than the Borrowers and secured by a first-priority perfected lien on all capital stock of and equity interests in each of the Borrowers and all other property and assets (tangible and intangible) of the Borrowers, whenever acquired and wherever located, subject to certain exceptions. The proceeds from the term loan were used to pay off in full a pre-existing loan, to finance a distribution to the member, and to pay fees and expenses associated with the financing.

The loan bears interest at LIBOR rate plus an applicable LIBOR rate margin, or at a base rate plus an applicable base rate margin; both as amended from time to time based upon the consolidated leverage ratio for the last day of the most recent fiscal quarter, which as of March 31, 2013 was 3.8%.

The term loan principal payments shall be payable on quarterly due dates commencing July 15, 2011 and a final installment on March 31, 2016.

In addition, pursuant to the terms of the loan, within 130 days after the end of each fiscal year, the Borrowers shall make a prepayment of the loan principal in an amount equal to 50% of the excess cash flow of the most recently completed fiscal year. Excess cash flow is generally defined as net income plus depreciation and amortization expense, less mandatory prepayments of the term loan, interest charges, income taxes and capital expenditures, and adjusted for the change in working capital. The percentage of the excess cash flow used to determine the amount of the prepayment of the loan declines from 50% to 25% at a lower leverage ratio for the Borrowers.

There is an annual commitment fee of 0.75%, paid quarterly, on the revolving credit line for the unfunded amounts calculated daily as the amount by which the aggregate revolving credit line limit exceeds the aggregate

InterMedia Español Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 5.      Long-Term Debt (Continued)

outstanding unpaid principal amount. For the three months ended March 31, 2013 and 2012, the commitment fees were approximately $18,700 and $15,600, respectively. As of March 31, 2013 and December 31, 2012, there were no outstanding balances due under the revolving credit commitment.

The credit facilities require that the Borrowers maintain certain financial ratios and restrict certain expenditures. As of March 31, 2013, the Borrowers were in compliance with all the loan covenants.

Following are maturities of long-term debt, as of March 31, 2013:

Year Ending
December 31,
2013	$4,608,000
2014	8,448,000
2015	11,088,000
2016	32,868,000
$57,012,000

On April 13, 2011, the Company entered into a two-year interest rate swap agreement with an initial notional amount of $33,000,000 to receive interest at a variable rate equal to three (3) months LIBOR and to pay interest at a fixed rate of 1.143%. The interest rate swap agreement expires on April 15, 2013. As of March 31, 2013 and December 31, 2012, this interest rate swap agreement had a fair value of $61,230 and $122,032, respectively, and is recognized in other accrued expenses on the consolidated balance sheets. The Company recognized additional financing income (expense) of $60,802 and ($10,081) related to the change in the fair value of the interest rate swap agreement for the three months ended March 31, 2013 and 2012, respectively, which is included in interest expense, net on the consolidated statements of operations.

Note 6.      Contingencies

     The Company is involved in various legal actions, generally related to its operations. Management believes, based on advice from legal counsel, that the outcome of such legal actions will not adversely affect the financial condition of the Company.

Note 7.      Related Party Transactions

     In March 2011, the Company entered into an agreement with its sole member to provide management services, including strategic planning, assistance with licensing of programming rights, and participation in distribution negotiations with cable and satellite operators (the “Management Services Fee”). The Management Services Fee is payable so long as no default shall have occurred or would result therefrom. Pursuant to the loan agreement, the payment of the Management Services Fee is expressly subordinate and junior in right of payment and exercise of remedies to the payment in full of the term loan. Total expenses for management services amounted to $0 and $156,250 for the three months ended March 31, 2013 and 2012, respectively.  Upon consummation of the merger with Cine Latino, Inc., Azteca Acquisition Corporation and Hemisphere Media Group, Inc. on April 4, 2013, this agreement was terminated retroactively to January 1, 2013.

InterMedia Español Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 8.     Commitments

    The Company has entered into certain rental property contracts with third parties, which are accounted for as operating leases. Rental expense amounted to $51,425 and $30,271 for the three months ended March 31, 2013 and 2012, respectively.

    The Company has certain commitments including various operating leases.

    Future minimum payments for these commitments and other commitments are as follows:

Year Ending	Operating	Other
December 31,	Leases	Commitments	Total
2013	$115,366	$1,946,386	$2,061,752
2014	92,850	1,166,193	1,259,043
2015	64,941	445,240	510,181
2016	7,274	78,578	85,852

Total	$280,431	$3,636,397	$3,916,828

Note 9.      Subsequent Event

    On January 22, 2013, the Company, Cine Latino, Inc., Azteca Acquisition Corporation and Hemisphere Media Group, Inc., entered into a merger agreement. The transaction closed on April 4, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WAPA

The following discussion and analysis summarizes WAPA’s financial condition and operating performance and should be read in conjunction with its historical consolidated financial statements and notes thereto included above.

OVERVIEW

WAPA consists of the leading broadcast television network (“WAPA PR”) and content producer in Puerto Rico and a unique Spanish-language cable television network (“WAPA America”) serving Hispanics in the United States. WAPA also operates a sports television network (“WAPA 2 Deportes”) and a news and entertainment website (““WAPA.TV”) in Puerto Rico.

The two predominant sources of revenue for WAPA are advertising revenues and retransmission/subscription fees. WAPA PR primarily derives its revenue from advertising. WAPA America primarily derives its revenue from subscription fees. Advertising revenue is generated from the sale of advertising time on WAPA PR, WAPA 2 Deportes, WAPA America and on WAPA.TV. WAPA’s advertising revenue tends to reflect seasonal patterns of its advertisers’ demand, which is generally greatest during the 4th quarter of each year, driven by the holiday buying season. Puerto Rico’s political election cycle is every four years and so WAPA benefits from increased advertising sales every four years, including 2012.

WAPA PR is the #1-rated broadcast television network in Puerto Rico for the last four years, with an 18.5 household rating and a 32% audience share in primetime in 2012. WAPA PR is Puerto Rico’s news leader and the largest local producer of entertainment programming, producing over 65 hours in the aggregate each week in its state-of-the art production facility in Puerto Rico. WAPA PR continuously reviews the quality of its programming to ensure it can generate the highest ratings as estimated by Nielsen. The continued growth of WAPA PR’s advertising revenue will, to a certain extent, be dependent on the growth of WAPA PR’s audience viewing as well as the general health of the advertising marketplace.

WAPA America occupies a valuable and unique position as one of only a few Hispanic cable networks to have achieved broad distribution in the U.S. As a result, management believes WAPA America is well-positioned to capture a share of the growing national advertising spend targeted at the highly sought- after U.S. Hispanic cable television audience. Hispanics represent over 16% of the total U.S. population and approximately 9% of the total U.S. discretionary consumption, but only 5% of the aggregate media spend targets U.S. Hispanics. As a result of the under-indexing of the media spend targeting U.S. Hispanics, advertisers have been and are expected to continue to increase the portion of their marketing dollars targeted towards U.S. Hispanics. U.S. Hispanic cable network advertising revenue grew at an 18% CAGR from 2006 to 2011, significantly outpacing overall U.S. cable advertising which grew at 6%. Going forward, advertising on U.S. Hispanic cable networks is expected to grow to $398 million in 2014, representing a CAGR of 13%, presenting a significant and growing opportunity for WAPA America.

WAPA also benefits from retransmission and subscriber revenue earned by WAPA PR and WAPA America, respectively, which are fees received from cable, satellite and telecommunications operators, for the right to distribute WAPA PR and WAPA America, pursuant to multi-year agreements that provide for monthly subscriber fees.

WAPA PR is distributed by all pay-TV distributors in Puerto Rico and has been successfully growing retransmission fees at a very robust rate. As the #1-rated broadcast television network in Puerto Rico and having grown its ratings and audience share each of the last three years, management believes WAPA PR is highly valued by its viewers and distributors. In fact, WAPA PR’s ratings are so strong that its primetime household rating is nearly equal to the aggregate ratings of the four major national broadcast networks in the U.S. (ABC, CBS, NBC and Fox). The four major U.S. networks have experienced significant growth in retransmission fees received by U.S. distributors. Accordingly, management believes WAPA PR is well positioned for future growth in retransmission fees.

WAPA America is distributed by all major pay-TV distributors in the U.S. and has been successfully growing subscriber fees at a robust rate. Management expects WAPA America to benefit from significant growth in subscribers, as the U.S. Hispanic population continues to grow rapidly. As of the 2010 U.S. Census, 50 million Hispanics resided in the United States, which represents an increase of 15 million people, or 43%, between 2000 and 2010, and is expected to grow to 64 million by 2020. Similarly, Hispanic television households are projected to grow from 14.1 million in 2012 to 15.4 million in 2014, an increase of 9% or 1.3 million new Hispanic television households. In an effort to capitalize on the strong growth of the U.S. Hispanic population and Hispanic television households, pay-TV distributors have been more aggressively marketing Hispanic programming packages. Accordingly, management believes WAPA America is well positioned to benefit from growth in subscribers.

Subsequent to the period presented herein, on April 4, 2013, Hemisphere Media Group, Inc., a Delaware corporation (the “Company”), completed the series of mergers contemplated pursuant to the Agreement and Plan of Merger, dated as of January 22, 2013, by and among the Company, Hemisphere Merger Sub I, LLC, a Delaware limited liability company (“WAPA Merger Sub”), Hemisphere Merger Sub II, Inc., a Delaware corporation (“Azteca Merger Sub”), Hemisphere Merger Sub III, Inc., a Delaware corporation (“Cine Merger Sub”), Azteca Acquisition Corporation, a Delaware corporation (“Azteca”), WAPA, and Cine Latino, Inc., a Delaware corporation (“Cinelatino”) (the “Merger Agreement”), providing for the merger of Azteca Merger Sub with and into Azteca, the merger of WAPA Merger Sub with and into WAPA and the merger of Cine Merger Sub with and into Cinelatino.

Comparison of Consolidated Operating Results for the Three Months Ended March 31, 2013 and March 31, 2012

	Three Months Ended		$ Change	% Change
	March 31,		Favorable/	Favorable/
(Dollars in thousands)	2013	2012	(Unfavorable)	(Unfavorable)

Net Revenues	$13,495	$13,505	$(11)	(0.1%)

Operating Expenses
Cost of revenues	5,856	6,584	729	11.1%
Selling, general and administrative	3,429	3,280	(149)	(4.5%)
Depreciation and amortization	1,011	901	(109)	(12.1%)
Other expenses	3,292	-	(3,292)	NM
Loss (gain) on disposition of assets	25	(49)	(73)	NM
Total operating expenses	13,612	10,717	(2,895)	(27.0%)

Operating (loss) income	(117)	2,788	(2,905)	(104.2%)

Other Expenses
Interest expense, net	(759)	(1,102)	344	31.2%
Other expense, net	(13)	(12)	(0)	(0.0%)
	(771)	(1,115)	344	30.8%

(Loss) income before income taxes	(888)	1,673	(2,562)	(153.1%)

Income tax benefit (expense)	363	(800)	1,163	(145.4%)

Net (loss) income	$(525)	$873	$(1,398)	(160.1%)

NM = not meaningful

Net Revenues

For the three months ended March 31, 2013, net revenues were flat as compared to the same period in 2012 (excluding political advertising revenue in 2012, net revenues increased by $0.2 million or 1%).

Operating Expenses

For the three months ended March 31, 2013, operating expenses increased $2.9 million, or 27%, as compared to the same period in 2012, primarily due to transaction costs related to the merger which was consummated on April 4, 2013 (excluding transaction costs, operating expenses decreased by $0.4 million or 4%) and changes in the following areas:

Cost of Revenues: Cost of revenues consists primarily of programming and production costs, programming amortization and distribution costs. Cost of revenues decreased $0.7 million, or 11%, due primarily to a reduction in the production costs of local programs.

Selling, General and Administrative: Selling, general and administrative expenses consist principally of promotion and research, corporate employee costs, and other general administrative costs. Selling, general and administrative expenses increased $0.1 million, or 5%, due in part to increases in salaries, insurance, audit fees and utility expenses.

Depreciation and Amortization: Depreciation and amortization expense consists of depreciation of fixed assets and amortization of intangibles. Depreciation and amortization expense increased $0.1 million, or 12%, due primarily to an increase in capital expenditures related to WAPA PR's upgrade of its production facilities to high definition in late 2012.

Other Expenses: Other expenses, which include transaction costs related to the merger as described below, were $3.3 million, as compared to no transaction related expenses in first quarter of 2012.

Loss on Disposition of Assets: Loss on disposition of assets increased $73K due to higher losses on disposals of equipment no longer used in the WAPA's operations.

Operating (Loss) Income

For the three months ended March 31, 2013, operating income decreased $2.9 million, or 104%, as compared to the same period in 2012 (excluding political advertising revenue in 2012 and transaction costs, operating income increased by $0.6 million or 23%).

Other Expenses

For the three months ended March 31, 2013, other expenses decreased $0.3 million, or 31%, as compared to the same period in 2012 due to a lower term loan balance and lower interest rates.

Income Tax Expense

Income tax expense decreased $1.2 million, or 145%, due to a 153% decrease in income before income taxes.

Net (Loss) Income

For the three months ended March 31, 2013, net income decreased $1.4 million, or 160%, as compared to the same period in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

WAPA's principal sources of cash are cash on hand, cash flows from operating activities and its borrowing capacity available under its revolving credit facility. As of March 31, 2013, WAPA had $7.2 million of cash on hand and $10.0 million available to borrow under the revolving credit facility as compared to $10.1 million of cash on hand and $10.0 million available to borrow under the revolving credit facility as of December 31, 2012.

WAPA's primary uses of cash include the production and acquisition of programming, operational costs, personnel costs, interest payments on its outstanding debt and income tax payments.

Management believes cash on hand, cash flow from operations and availability under the credit facility will be sufficient to meet its current contractual financial obligations and to fund anticipated working capital and capital expenditure requirements for existing operations. WAPA's current financial obligations include maturities of debt, operating lease obligations and other commitments from ordinary course of business that require cash payments to vendors and suppliers.

Cash Flows

	Three Months Ended March 31,
(dollars in thousands)	2013	2012
Cash used in:
Operating Activities	$(2,637)	$(2,591)
Investing Activities	(233)	(431)
Financing Activities	-	(825)

Net decrease in Cash and Cash Equivalents	$(2,870)	$(3,846)

Comparison for the Three Months Ended March 31, 2013 and March 31, 2012

Operating Activities

Cash used in operating activities is primarily driven by WAPA's net (loss) income, adjusted for non-cash items and changes in working capital. Non-cash items consist primarily of depreciation of property and equipment, amortization of intangibles, programming amortization, amortization of deferred financing costs, deferred taxes and provision for bad debts.

Net cash used by operating activities for the three months ended March 31, 2013 was $2.6 million, which was relatively flat as compared to the same period in 2012.

Investing Activities

Net cash used in investing activities for three months ended March 31, 2013, was $0.2 million, a decrease of $0.2 million, as compared to the same period in 2012, due primarily to a decrease in capital expenditures during the period.

Financing Activities

For the three months ended March 31, 2013, there was no cash used in financing activities as compared to $0.8 million in the same period in 2012 as no repayments of the term loan were required to be made during first quarter of 2013.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

WAPA is exposed to the impact of changes in interest rates primarily through its term loan, on which pays a variable-rate of interest. As of March 31, 2013 total outstanding balance on the term loan was of $57.0 million and the revolving credit facility of $10 million was fully undrawn. In the event of an increase in the interest rate of 100 basis points, assuming a principal of $57.0 million and no offset from the interest rate swap, WAPA would incur an increase in interest expense of $0.6 million per year. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of debt, no interest rate swap or hedge in place, and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for one year. WAPA’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the debt with variable interest rates.